Exhibit 99.1

CooTek Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

SHANGHAI, China—December 13, 2021— CooTek (Cayman) Inc. (NYSE: CTK) ("CooTek" or the "Company"), a global mobile internet company, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated December 6, 2021, notifying CooTek that it is below compliance standards due to the trading price of CooTek’s American depositary shares (the “ADSs”).

Pursuant to NYSE rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above $1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, CooTek intends to monitor the market conditions of its listed securities and is still considering its options.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek's mission is to empower everyone to enjoy relevant content seamlessly. CooTek's user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users' ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit https://ir.cootek.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "optimistic" and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek's mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com